December 13, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Asia Training Institute US, Inc.

Form 10-K

Filed: March 31, 2017

File No. 333-210847

To the men and women of the SEC:

On behalf of Asia Training Institute US, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 24, 2017 addressed to Mr. Chun-Han Lin,, the Company’s CEO, with respect to the Company’s filing of its Form 10-K on March 31, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your Form 10-K to revise the accountants’ report to include the signature of the accountants along with Part II Item 8, and updated certifications on Exhibits 31 and 32. See Rule 2-02(a)(2) of Regulation S-X and Rule 302(a) of Regulation S-T. Additionally, ensure that the identification of the certifying individual at the beginning of the updated certifications on Exhibit 31 does not include the title of the certifying individual, and that such certifications are in the exact form as outline in Item 601(B)(31) of Regulation S-K.

COMPANY RESPONSE

We have obtained a signed audit report from both Simon & Edward, LLP and also MaloneBailey, LLP. We included both signed audit reports herein on Form 10-K/A. We have also amended Exhibit 31 accordingly.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financing Reporting, page 11

2. In future filings please identify which version of the COSO framework (1992 or 2013) management used in performing assessment of internal control over financial reporting.

COMPANY RESPONSE

In future filings we will identify which version of the COSO framework (1992 or 2013) management used in performing assessment of internal control over financial reporting.

Date: December 13, 2017

/s/ Chun-Han Lin

Chun-Han Lin,

CEO